

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 26, 2006

via U.S. mail and facsimile

Anthony Rabb, Chief Financial Officer
Brand Energy Infrastructure Services, Inc
2505 South Main Street
Kennesaw, Georgia, 30144

> **Re: Item 4.02 Form 8-K**
> **Filed: September 22, 2006**
> **File No. 3-102511-14**

Dear Mr. Rabb:

We have reviewed your Item 4.02 Form 8-K and have the following comment.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K. Specifically, please include disclosure of the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.

*   *   *   *

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in his absence, to the undersigned at (202) 551-3255

Sincerely,

Nili Shah
Accounting Branch Chief